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1. **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business

Russell Investments Financial Services, LLC, a Washington limited liability company (the "Company"), is a wholly owned subsidiary of Russell Investments Management, LLC ("RIM", "Parent" or "Member"), which is part of Russell Investments, the marketing name used to represent Russell Investments Group Ltd ("Russell Investments Group") and its global subsidiaries. In 2016, Russell Investments' Investment Management Business ("IM Business"), of which the Company is a part of, was sold by Frank Russell Company, a wholly owned subsidiary of LSEG US Holdco, Inc. to a series of private equity funds. RIM is a wholly owned subsidiary of Russell Investments US Retail Holdco, Inc. ("RIURH"), which is ultimately owned by Russell Investments Group.

In 2016, the Company, formerly Russell Financial Services, Inc., converted from a corporation to a Limited Liability Company ("LLC"). The change in legal structure had no direct impact on the financial position, results of operations and cash flows of the Company. Liabilities of the Company are not the liabilities of its Member beyond the extent of the Member's equity in the Company.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company engages in the sale of redeemable shares of registered investment companies and direct participation programs in the United States of America.

Russell Investment Company ("RIC"), Russell Investment Funds ("RIF"), and Russell Exchange Traded Funds Trust ("ETF Trust") are registered investment companies affiliated with the Parent and Russell Investments. The Company has entered into a distribution agreement with RIC and RIF. The Company has also entered into a sales support agreement and a shareholder servicing agreement with RIC.

During 2016, as part of a reorganization of Russell Investments, certain sales and client support service broker-dealer activities in the Company were transferred to another Russell Investments broker-dealer entity ("other entity"). This included the transfer of certain employees, assets, liabilities and broker-dealer activities performed by the Company. Assets and liabilities were transferred at book value. As the Company and the other entity were entities under common control, the transfer was accounted for retrospectively. As such, the January 1, 2016 member's equity balances in the statement of changes in member's equity have been adjusted, as follows, to reflect the net liabilities transferred:

	Member's Equity	Retained Earnings	Total Member's Equity
Balances at December 31, 2015	$ 11,419,636	$ 3,868,353	$ 15,287,989
Transferred net liabilities	1,428,792	—	1,428,792
Adjusted Balances at January 1, 2016	$ 12,848,428	$ 3,868,353	$ 16,716,781

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all money market funds and instruments with original maturities of three months or less at the purchase date as cash equivalents. Cash is held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") limits.

Fixed Assets

Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method. Furniture and equipment are depreciated over estimated useful lives ranging from three to seven years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining life of the lease. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in income from operations. Repair and maintenance costs are expensed as incurred.

Fair Value Measurements

In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The fair value disclosure framework prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value into three broad levels. In some instances, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics and other factors. The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The categorization within the hierarchy is based upon the pricing transparency of the financial asset or liability and does not necessarily correspond to the Company's perceived risk or liquidity. See Note 3.

Benefit Plans

The Company participates in an incentive plan for certain employees. The Performance Unit Plan ("PUP") provides the recipient the right to receive a cash payment equal to the plan value multiplied by the number of units held upon vesting. The plan value is calculated formulaically based on the EBITDA of the IM Business for the most recent financial year ended December 31. The Company recognizes compensation expense for the plan on a straight line basis over the respective vesting period.

Revenue Recognition

Revenue from distribution and shareholder servicing fee activities is recognized as earned in accordance with the terms of the respective agreements. Accounts are deemed past due based on payment terms. The Company writes off delinquent accounts to the extent and at the time they are deemed to not be recoverable. There was no allowance for uncollectible accounts at December 31, 2016. The Company did not record any bad debt expense for the year ended December 31, 2016.

Sales commissions received in connection with front-end load shares are recorded as revenue. For individual sales transactions exceeding a certain threshold, the Company is obligated to pay these sales commissions on behalf of the investor. These payments are recorded as an expense. If the investor redeems such shares before the expiration of a one year holding period, they are obligated to pay a deferred sales charge of 1%.

Russell Investments Financial Services, LLC
Notes to Financial Statements
December 31, 2016

Income Taxes
Deferred income tax assets and liabilities are determined based upon differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realization of deferred tax assets is based on historical tax positions and estimates of future taxable income. The Company evaluates both the positive and negative evidence that it believes is relevant in assessing whether it will realize the deferred tax assets. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

The Company will file its federal tax return with LSEG US Holdco, Inc. as part of a consolidated group for the period January 1, 2016 through May 31, 2016. The Company is a single-member limited liability company classified as a disregarded entity and will be included in the federal and state income tax returns with RIURH, for the period June 1, 2016 through December 31, 2016. The provision for federal and state income taxes is based on an allocation of the tax liability to the respective companies included in the group as if each company were filing on a separate return basis. Federal income taxes payable are recorded through and included as a reduction in due from affiliates. State income taxes payable are included in accrued expenses and other liabilities.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount that has a greater than 50% likelihood of being sustained.

New Accounting Pronouncements
In February 2016, the FASB issued a standard on leases. The standard changes lease accounting by requiring entity's to recognize both a lease asset and a lease liability on the balance sheet for all leases. The standard is effective for the Company in 2020. The Company is in the process of assessing this standard and the impact that it will have on its financial position, results of operations and cash flows.

In August 2014, the FASB issued a standard on an entity's ability to continue as a going concern. The standard outlines guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosure. The standard was adopted by the Company in 2016 and had no impact on its financial position, results of operations and cash flows.

2.   **Fixed Assets**

Fixed assets consist of the following balances at December 31, 2016:

Software	$	1,003,810
Furniture and equipment		721,760
Leasehold improvements		1,505,341
		3,230,911
Accumulated depreciation and amortization		(3,192,371)
	$	38,540

Depreciation and amortization expense related to fixed assets was $348,471 for the year ended December 31, 2016.

3. **Assets and Liabilities Measured at Fair Value on a Recurring Basis**

The Company carries at fair value on a recurring basis in the statement of financial condition certain investments in money market mutual funds. The Company measures the fair value of its money market mutual funds using a market approach based on the practical expedient of published net asset value per share.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the lowest level of input that is significant to the fair value measurement in its entirety:

Level 1   Inputs are quoted prices (unadjusted) in active markets or exchanges for identical assets or liabilities. Investments included in this category include the money market mutual funds.

Level 2   Inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3   Inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

Fair Value Tabular Disclosures
The following table summarizes the valuation of the Company's assets measured at fair value on a recurring basis using the fair value hierarchy levels as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets				
Money market mutual funds	$ 19,788,791	$ —	$ —	$19,788,791

4. **Current and Deferred Income Taxes**

The tax effects of temporary differences that gave rise to the net deferred income tax assets as of December 31, 2016 are presented below:

Deferred income tax assets		
Accrued long-term incentive plan	$	333,009
Tax deductible goodwill		27,298,644
Depreciation of fixed assets		82,834
Sales and use tax reserves		7,122
Total deferred income tax assets	$	27,721,609

Deferred tax assets include tax deductible goodwill resulting from a deemed asset purchase of the Company.

Income taxes due to RIM as of December 31, 2016 are $348,583 and is included as a reduction of due from affiliates. State income taxes payable at December 31, 2016 are $906,246 and are included in accrued expenses and other liabilities.

As of December 31, 2016, the Company has no gross unrecognized tax benefits. The Company recognizes interest and penalties on amounts due to the authorities as a component of income tax expense.

The Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company's predecessor, Russell Financial Services, Inc. remains subject to examination by certain state jurisdictions for certain years subsequent to and including 2008.

5. **Benefit Plans**

Retirement Plan
The Company participates in the Russell Investments Retirement Plan (the "Plan"), a defined contribution plan covering eligible employees. The Plan is sponsored by Russell Investments Group LLC, ("RI"), a subsidiary of Russell Investments Group, and allows for contributions to be made out of the Company's net operating profits at the discretion of RI's Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan. The Company's contribution to the Plan was $1,223,994 and is included in compensation and benefits expense for the year ended December 31, 2016.

Performance Unit Plan ("PUP")
The Company participates in the PUP covering eligible employees. The PUP provides the recipient the right to receive a cash payment equal to the plan value multiplied by the number of units held upon vesting. Compensation expense related to the PUP awards is based on changes in the formula-derived price of the outstanding awards. The plan value is calculated formulaically based on the EBITDA of the IM Business for the most recent financial year ended December 31, 2016. The PUP awards vest ratably (in equal parts) over a three year period on the anniversary of the grant date. The PUP awards will also vest immediately at the time the participant's retirement, disability or death. The Company recognized $1,082,371 related to the PUP for the year ended December 31, 2016 and has an aggregate recorded liability of $647,981 as of December 31, 2016 included in incentive compensation liabilities.

6. **Related Party Transactions**

Under a joint paymaster and a joint purchasing agreement, RI processes payroll transactions and payments for the direct expenses of the Company. Additionally, the Company is allocated certain negotiated charges such as office space, equipment and insurance charges. The Company reimburses the subsidiary monthly for these expenses. Amounts payable to the subsidiary for these charges are $559,452 at December 31, 2016 and are included as a reduction in due from affiliates. Rent expense under this agreement was $1,400,958 for the year ended December 31, 2016. Fixed asset additions under this agreement were $29,803 for the year ended December 31, 2016.

The Russell Investments Group and its subsidiaries follow a Transaction Allocation Methodology intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. RI acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Transaction Allocation Methodology. The amount recorded for transfer pricing for the Transaction Allocation Methodology under the agreement for the year ended December 31, 2016 was $13,492,362 and is reflected in the various operating expenses of the Company. The intercompany charge for transfer pricing is comprised of expenses allocated to the Company which were incurred by other affiliated entities. There was $9,887 due to RI for transfer pricing charges at December 31, 2016 included as a reduction of due from affiliates.

The Company has entered into an Expense Sharing and Support agreement with RIM. Under this agreement, RIM agrees to compensate the Company for providing marketing, distribution and client service activities with respect to the RIC and RIF funds. For the year ended December 31, 2016 these fees were $106,934,690 and are recorded as distribution and shareholder servicing fee revenue. Amounts due from RIM at December 31, 2016 were $456,607, and are included in due from affiliates.

The Company has entered into a sales support agreement and a distribution agreement with RIC. Substantially all fees received in connection with these agreements are remitted to financial intermediaries. For the year ended December 31, 2016, these fees were $36,156,629 and are recorded as distribution and shareholder servicing fee revenue. Amounts receivable for these services were $2,918,048 at December 31, 2016 and are presented as distribution fees receivable.

The Company subleases certain office space to affiliates. Sublease income for the year ended December 31, 2016 was $192,966 and is included in other income, net.

7.   **Net Capital and Reserve Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $250,000. At December 31, 2016, the Company has net capital of $1,617,893 which is $1,367,893 in excess of its minimum net capital requirement of $250,000.

The Company operates under the provisions of Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, claims exemption from the provisions of that Rule.

8.   **Commitments**

The Company leases office space under noncancelable lease agreements expiring between 2017 and 2021.

At December 31, 2016, the Company's remaining commitment for the minimum lease payments for these noncancelable operating leases is as follows:

Years Ending December 31,		
2017	$	870,704
2018		573,390
2019		583,076
2020		593,116
2021		99,073
	$	2,719,359

9.   **Concentration of Risk**

Substantially all revenue earned and accounts receivable outstanding of the Company is from affiliated entities.

10.   **Guarantees**

In the normal course of business, the Company enters into contracts that contain a variety of representations that provide general indemnifications. The Company's maximum exposure under these arrangements is

unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

11.   Contingencies

The Company has various claims and legal matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

12.   Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2017, which is the date the financial statements were issued.